

Mail Stop 4631

October 9, 2015

Via US mail
Mr. John R. Granara, III
Vice President and Chief Financial Officer
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, MA 01701

      Re: Ameresco, Inc.
              Form 10-K
              Filed March 6, 2015
              File No. 1-34811

Dear Mr. Granara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Management's Discussion and Analysis, page 23

Results of Operations, page 35

1. We note from page 71 that Energy efficiency preferences has had an increasingly downward impact on your effective tax rate, causing it to go from 25.4% in 2012, to 12.4% in 2013, to (65.1)% in 2014. The disclosure on page 37 regarding the effects of investment tax credits, production tax credits, and deductions permitted under Section 179D of the Code does not enable a reader to sufficiently understand why these items had those specific effects on the effective tax rate from year to year. Please explain. Since this item has a material impact on the tax provision/benefit and therefore net income, please tell us and disclose whether this apparent trend is expected to continue and to what extent. Refer to Item 303(a)(3)(ii) of Regulation S-K. In this regard, you did not state what the expected impact would be for 2015. Further, if the impact of these Energy

efficiency preferences are recurring, the MD&A disclosures in the March 31, 2015 and June 30, 2015 Forms 10-Q do not explain why the estimated annual effective tax rates applied for the 2015 periods are so much higher compared to the 2014 periods. Please address.

2. We also note from page 70 the Energy efficiency deferred tax asset. Please clarify what this deferred tax asset represents. Since this item is nearly half of your gross deferred tax assets, please disclose how you expect to realize this amount and how long you believe it will take. Discuss any limitations on such realization, including expiration dates, regulatory actions, etc.

Critical Accounting Policies and Estimates, page 28

3. We note the critical accounting policy related to the impairment of goodwill and intangible assets beginning on page 29, including the $1.0 million goodwill impairment charge recorded in the Canada segment during fiscal 2012. We also note that Canada has not been profitable in at least the last three years, and to date in 2015, is experiencing difficulty with one project for which you have fully reserved for losses relating thereto, according to the CEO in his opening remarks of the first quarter 2015 earnings call transcript. Please quantify the loss you have recorded related to this project so a reader can understand the impact on your financial statements. Please also discuss any potential events and/or circumstances that could have a negative effect on the recoverability of goodwill attributable to this segment. Should you determine that any reporting unit has a fair value that is not substantially in excess of carrying value, disclose the following:
   - The identity of the reporting unit.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction